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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim (212) 661-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
BEST AVAILABLE COPY

...s for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ... supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

...1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JARED M. KURTZER
Notary Public, State of New York
No. 01KU6094699
Qualified in Nassau County
Commission Expires June 23, 2007

8/28/06

Notary Public

Signature

Treas

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found tc exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES
CAPITAL
CORPORATION
Government
& Tax Exempt
Securities

* *

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

* *

100 Park Avenue
New York, NY 10017
Tel: 212-661-8686
Fax: 212-370-0153

Gates Capital Corporation
Statement of Financial Condition
June 30, 2006

Assets	
Deposit with clearing organization	$ 100,000
Receivable from broker-dealers	21,489
Remarketing and underwriting fees receivable	210,838
Securities owned, at market value	2,333,071
Interest receivable	72,673
Note receivable	10,000
Prepaid and refundable income taxes	92,232
Due from related parties	193,141
Fixed assets, net	51,246
Other assets	97,073
Total assets	$ 3,181,763
Liabilities and Stockholders' Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 45,598
Payable to clearing organization	150,814
Accrued expenses and other liabilities	508,597
Bank overdraft payable	20,468
Deferred remarketing fees	221,905
Deferred tax liability	2,300
Total liabilities	949,682
Stockholders' equity	
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	1,251,082
Retained earnings	1,049,206
	2,305,288
Less: Stock subscriptions receivable	(73,207)
Total stockholders' equity	2,232,081
Total liabilities and stockholders' equity	$ 3,181,763

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on the trade-date, as if the transactions had settled.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date; sales concessions on settlement date; and, underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are carried at market value and the resulting unrealized gains and losses are reflected in trading income.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,134,095	$ 45,598
Corporate obligations	10,987	-0-
Quasi-government agencies	121	-0-
Certificates of deposit	187,868	-0-
	$ 2,333,071	$ 45,598

4. Notes Receivable

The Company had made loans in the amount of $44,110 to an employee and a stockholder, which were evidenced by promissory notes. The notes bore interest at prime plus 2.5% and were payable annually in arrears. The notes were to mature on June 30, 2007. These notes were repaid in full during the year.

On March 27, 2006 the Company made a loan to an employee/stockholder in the amount of $10,000, which is evidenced by a promissory note. The note bears interest at prime plus 2.5% which was 10.75% at June 30, 2006, and is payable annually in arrears. The note matures on June 30, 2008. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately. The note is secured by the stockholder's investment in the Company.

5. Due From Related Parties

Due from related parties includes amounts due for administrative services provided to an affiliated company under common ownership.

6. Fixed Assets, Net

A summary of fixed assets, is as follows:

	Amount
Office and computer equipment	$ 383,918
Furniture and fixtures	23,879
	407,797
Accumulated depreciation	(356,551)
	$ 51,246

7. Stock Subscriptions Receivable

As of June 30, 2006 stock subscriptions receivable consist of notes issued by two employees/stockholders for the purchase of the Company's stock from treasury. Payments of principal are to be made periodically in the amount of 25% of any cash bonus, dividend or remuneration other than salary or reimbursement of expenses. The remaining balance, if any, is due June 30, 2007. Interest on these notes is at prime plus 2.5% which was 10.75% at June 30, 2006, and is payable annually in arrears. In the event that a subscriber resigns, is terminated from employment or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

8. Clearance Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing broker. As part of the agreement, the clearing broker executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing broker for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing broker provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (8.5% at June 30, 2006). At June 30, 2006, the Company had a balance of $150,814 due to the clearing broker.

9. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2006, the Company had net capital, as defined, of $1,460,608, which exceeded the required minimum net capital of $100,000 by $1,360,608. Aggregate indebtedness at June 30, 2006 totaled $750,970. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

10. Leases

The Company is obligated under a noncancellable operating lease for its office space located in Manhattan, which provides for payments of specific amounts subject to escalation based on certain operating costs. The Company in turn sublets a portion of this office space under a sublease agreement. This lease and sublease agreement expire on September 29, 2006.

Future minimum payments under this lease are $65,317 and future minimum rental income under the sublease agreement is $23,869.

On July 19, 2006 the Company entered into a one year lease for its office space in Manhattan which is to commence on October 1, 2006.

Future minimum rental payments under this lease, which terminates on September 30, 2007, are as follows:

Years Ending June 30,	Amount
2007	$ 138,568
2008	46,190
	$ 184,758

In addition, the Company is obligated under a noncancellable operating lease for office space in New Jersey which provides for payments of specific amounts subject to escalation based on certain operating costs.

Future minimum payments under this lease, which expires on March 31, 2009 are as follows:

Year Ending June 30,	Amount
2007	$ 13,278
2008	13,278
2009	9,959
	$ 36,515

11. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employee and employee benefits to the Company through a leased employee arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

12. Employees Retirement Plan

Profit Sharing Plan
The Company sponsored a defined contribution profit sharing plan. The plan covered all eligible employees who had attained the age of 21 and had completed one year of service. Participants were fully vested upon entering the plan and qualify for benefits upon reaching the age of 60.

Contributions were at the discretion of the Board of Directors and were subject to limitations as prescribed by the Internal Revenue Service.

On October 1, 2005, the Company formally terminated the plan and distributed all of the plan's assets.

Section 401(k) Plan
The Company sponsored a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covered substantially all the Company's employees and provided for participants to defer salary up to maximum statutory limitations. The Company was not required to make matching contributions.

Effective January 1, 2006, the Company merged its defined contribution plan into the ADP TotalSource Retirement Savings Plan.

13. Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

A deferred tax liability has been established to account for temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes. The amount of deferred tax liability at June 30, 2006 is $2,300.

The Company had a capital loss carryover in the amount of $50,693, which expired on June 30, 2006.

14. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing broker may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities also includes the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At June 30, 2006, the total of open contractual commitments, at contracted amounts, was $-0-.

The Company transacts its business with customers located primarily in the New York metropolitan area.

The Company has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash. The credit risk amounts to $69,939 at June 30, 2006.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of June 30, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation as of June 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
August 18, 2006